CUSIP NO. 45765Y105	Page 1 of 11 Pages

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 5)

INSIGNIA SYSTEMS, INC.
(Name of Issuer)

Common Stock, par value of $.01 per share
(Title of Class of Securities)

45765Y105
(CUSIP Number)

Air T, Inc.
3524 Airport Road
Maiden, NC 28650
Telephone: (828) 464-8741
 (Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

August 4, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

CUSIP NO. 45765Y105	Page 2 of 11 Pages

1		NAME OF REPORTING PERSON Air T, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Minnesota
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,654,103
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,654,103
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,654,103
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.20%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP NO. 45765Y105	Page 3 of 11 Pages

1		NAME OF REPORTING PERSON Groveland Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 422,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 422,000
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 422,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.62%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP NO. 45765Y105	Page 4 of 11 Pages

1		NAME OF REPORTING PERSON Groveland Hedged Credit Fund LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 422,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 422,000
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 422,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.62%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP NO. 45765Y105	Page 5 of 11 Pages

1		NAME OF REPORTING PERSON Nicholas J. Swenson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 422,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 422,000
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 422,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.62%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP NO. 45765Y105	Page 6 of 11 Pages

Item 1.                          Security and Issuer.

This Amended Schedule 13D relates to shares of the Common Stock, par value $.01 per share (the “Common Stock”), of Insignia Systems, Inc., a Minnesota corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 8799 Brooklyn Blvd., Minneapolis, MN 55445.

Nicholas J. Swenson is the Chief Executive Officer of Air T, Inc., a Delaware corporation (“Air T”). Mr. Swenson also serves as a director of Air T. By virtue of Mr. Swenson serving on the Board of Directors of Air T and as the Chief Executive Officer of Air T, and by virtue of Mr. Swenson’s control of the Groveland Group (as defined below), Air T and the Groveland Group may be deemed to constitute a “group” for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Air T expressly disclaims beneficial ownership of the securities held by the Groveland Group. The securities reported herein as being beneficially owned by Air T do not include any securities held by any member of the Groveland Group. Air T may direct the vote and disposition of the 1,654,103 shares of Common Stock it holds directly.

With regard to Groveland Capital LLC (“Groveland Capital”), Groveland Hedged Credit Fund LLC (“Groveland Fund”) and Nicholas J. Swenson (collectively, the “Groveland Group”), this Schedule 13D relates to Common Stock of the Issuer purchased by the Groveland Fund. The Groveland Fund may direct the vote and disposition of the 422,000 shares of Common Stock it holds directly. Groveland Capital serves as the investment adviser and general partner to the Groveland Fund and may direct the vote and disposition of the 422,000 shares of Common Stock held by the Groveland Fund. Mr. Swenson is the Managing Member of Groveland Capital and may direct Groveland Capital to direct the vote and disposition of the 422,000 shares of Common Stock held by the Groveland Fund. The Groveland Group expressly disclaims beneficial ownership of securities held by Air T. The securities reported herein as being beneficially owned by the Groveland Group do not include any securities held by Air T.

Item 2.	Identity and Background.

(a)            This Amended Schedule 13D is being filed jointly by Air T and the Groveland Group.

The parties identified in the list below constitute the “Groveland Group”:

•	Groveland Capital LLC, a Delaware limited liability company and investment adviser to Groveland Hedged Credit Fund LLC.

•	Groveland Hedged Credit Fund LLC, a Delaware limited liability company.

•	Nicholas J. Swenson as the Managing Member of Groveland Capital LLC.

Each of the persons identified herein is referred to as a “Reporting Person” and, collectively, as the “Reporting Persons.” Each of the Reporting Persons is a party to that certain Joint Filing Agreement attached as Exhibit 1 to the initial Schedule 13D, as filed on August 18, 2014.  The Reporting Persons are filing this Amended Schedule 13D jointly, as they may be considered a “group” under Section 13(d)(3) of the Exchange Act.  However, neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that such a group exists.

CUSIP NO. 45765Y105	Page 7 of 11 Pages

This statement is filed by Mr. Swenson, with respect to the shares of Common Stock beneficially owned by him, as follows: shares of Common Stock held in the name of the Groveland Fund in Mr. Swenson’s capacity as Managing Member of Groveland Capital.

(b) – (c)  The principal business address of each of Groveland Capital, the Groveland Fund and Mr. Swenson is 5000 West 36th Street, Suite 130, Minneapolis, MN 55416. Each of Groveland Capital and the Groveland Fund are engaged in various interests, including investments. The principal employment of Mr. Swenson is (1) private investor and (2) serving as the sole Managing Member of AO Partners and Groveland Capital.

The principal business address of Air T is 3524 Airport Road, Maiden, North Carolina 28650. Air T was incorporated under the laws of the State of Delaware in 1980 and operates wholly owned subsidiaries in three industry segments: (1) the overnight air cargo segment, comprised of its Mountain Air Cargo, Inc. and CSA Air, Inc. subsidiaries, operates in the air express delivery services industry; (2) the ground equipment sales segment, comprised of its Global Ground Support, LLC subsidiary, manufactures and provides mobile deicers and other specialized equipment products to passenger and cargo airlines, airports, the military and industrial customers; and (3) the ground support services segment, comprised of its Global Aviation Services, LLC subsidiary, provides ground support equipment maintenance and facilities maintenance services to domestic airlines and aviation service providers.  Information regarding Air T’s current executive officers and directors is attached as Exhibit 2 to the initial Schedule 13D, as filed on August 18, 2014.

(d)            None of the Reporting Persons described herein has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)            None of the Reporting Persons described herein has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f)            Mr. Swenson is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The Common Stock was acquired in open market purchases with the working capital of Air T or the Groveland Fund, as applicable. The aggregate amount of funds expended, excluding commissions, to acquire shares held by Air T and the Groveland Fund is approximately $6,144,000.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Common Stock for investment purposes. The intent of beneficial ownership of the Reporting Persons is to influence the policies of the Issuer and assert shareholder rights, with a goal of maximizing the value of the Common Stock.

On August 4, 2016, Mr. Swenson sent a letter to the Issuer.  The full text of the letter is attached as Exhibit 5 to this Amendment No. 5 to the Schedule 13D.

CUSIP NO. 45765Y105	Page 8 of 11 Pages

In connection with the Issuer’s 2015 annual meeting, the Issuer and the Reporting Persons had previously entered into a Standstill Agreement filed as Exhibit 3 to Amendment No. 1 to the Schedule 13D, as filed on November 12, 2014 (the “Agreement”), which has been superseded by a new Standstill Agreement.

On December 5, 2015, the Reporting Persons entered into a new standstill agreement (the “Agreement”) with the Company and Sardar Biglari, Philip L. Cooley, The Lion Fund II, L.P. (“Lion Fund”) and Biglari Capital Corp. (“BCC” and, collectively with Biglari, Cooley and Lion Fund, the “Biglari Group”).  The Agreement supersedes the previously announced standstill agreement between the Company and the Reporting Persons (sometimes referred to herein as the Air T Group) dated as of November 8, 2014, as amended April 29, 2015.

Under the Agreement, the Company agreed to increase the size of its board of directors from seven directors to nine directors, effective as of December 5, 2015. The Company also agreed to elect Mr. Biglari and Dr. Cooley to the Company’s board of directors effective as of the same date. The Company further agreed to nominate and recommend that shareholders elect Mr. Swenson, Jacob J. Berning, Mr. Biglari and Dr. Cooley as four of no more than nine total nominees for election as directors at the 2016 annual meeting of shareholders, which must be held no later than June 30, 2016.  The Company has further agreed to reimburse the Air T Group and the Biglari Group for certain expenses incurred in connection with the Agreement and related matters.

Under the Agreement, the members of the Air T Group and the Biglari Group have agreed to vote all shares of the Company’s common stock beneficially owned by them in favor of all of the board’s director nominees at the 2016 annual meeting of shareholders, for approval of the advisory vote to approve executive compensation, in accordance with the board of directors’ recommendation on any advisory vote on the frequency of future advisory votes to approve executive compensation and for the ratification of the Company’s independent auditors.  The Air T Group and the Biglari Group have each agreed to also abide by certain standstill provisions until the conclusion of the Company’s 2016 annual meeting of shareholders or any earlier date, if any, upon which the Company has materially breached certain of the Company’s commitments under the Agreement.

During the period for which the restrictions apply, each of the Air T Group and the Biglari Group is restricted, subject to certain limited exceptions, from: (i) submitting, inducing or encouraging the submission of any shareholder proposal or notice of nomination or other business for consideration at a meeting of the Company’s shareholders; (ii) opposing directors nominated by the board of directors; (ii) participating in any “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, other than their respective shareholder group or any group deemed to arise from the Agreement; (iii) participating in the solicitation of any proxy other than in support of the board of directors’ nominees; (iv) calling a special meeting of shareholders; (v) seeking, other than as a director of the Company, to control or influence the governance or policies of the Company; (vi) effecting or encouraging, other than as a director of the Company, to acquire any material assets or business of the Company to conduct any business combination involving any the Company, or any extraordinary transaction with respect to the Company, and (vii) disclosing or pursuing certain intentions with respect to the Agreement.  The full text of the Agreement is attached as Exhibit 4 to Amendment No. 4 to the Schedule 13D, as filed on December 8, 2015.

The foregoing description of the Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Agreement.

CUSIP NO. 45765Y105	Page 9 of 11 Pages

The Reporting Persons may make further purchases of shares of Common Stock (including through a 10b5-1 plan). The Reporting Persons may dispose of any or all the shares of Common Stock held by them.

To the extent the actions described herein may be deemed to constitute a “control purpose” with respect to the Securities Exchange Act of 1934, as amended, and the regulations thereunder, the Reporting Persons have such a purpose. Except as noted in this Amended Schedule 13D, none of the Reporting Persons currently has any plans or proposals, which relate to, or would result in, any of the matters referred to in paragraphs (a) through (j), inclusive of Item (4) of Schedule 13D. Such individuals may, at any time and from time to time, review or reconsider their positions and formulate plans or proposals with respect thereto.

Item 5.	Interests in Securities of the Issuer.

(a)            The following list sets forth the aggregate number and percentage (based on 11,645,233 shares of Common Stock outstanding as reported in the Issuer’s Form 10-Q, for the period ended June 30, 2016) of outstanding shares of Common Stock owned beneficially by each Reporting Person named in Item 2.  As a group, the Reporting Persons would hold 2,076,103 shares of Common Stock, or 17.76% of the outstanding Common Stock:

Name	Shares of Common Stock Beneficially Owned	Percentage of Shares of Common Stock Beneficially Owned
Air-T(1)	1,654,103	14.20%
Groveland Capital (2)	422,000	3.62%
Groveland Fund (2)	422,000	3.62%
Nicholas J. Swenson (3)	422,000	3.62%

(1)	Air T has sole voting and dispositive power with regard to the shares of Common Stock that it holds. Mr. Swenson serves on the Board of Directors of Air T and is the Chief Executive Officer of Air T.

(2)	Groveland Capital is the investment adviser to the Groveland Fund and, as investment adviser, has voting and dispositive power with regard to the shares of Common Stock held by the Groveland Fund. Because Mr. Swenson is the Managing Member of Groveland Capital, he has the power to direct the affairs of Groveland Capital. Therefore, Groveland Capital may be deemed to share with Mr. Swenson voting and dispositive power with regard to the shares of Common Stock held by the Groveland Fund.

(3)	Because Mr. Swenson is the Managing Member of Groveland Capital, the investment adviser of the Groveland Fund, he has the power to direct the affairs of the Groveland Fund, including the voting and disposition of shares of Common Stock held in the name of the Groveland Fund. Therefore, Mr. Swenson is deemed to share voting and dispositive power with respect to the shares of Common Stock held by the Groveland Fund.

(b)            Mr. Swenson has shared voting and dispositive power of the Common Stock beneficially owned by Groveland Capital and the Groveland Fund by virtue of each such entity’s and person’s relationship to the other as described in Item 5(a). Air T has sole voting and dispositive power with regard to the shares of Common Stock that it holds.

CUSIP NO. 45765Y105	Page 10 of 11 Pages

(c)            The reporting persons have effected no sales or purchases of the Common Stock during the past sixty days.

(d)        No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock beneficially owned by any Reporting Person.

(e)        Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

With  respect to the Groveland Fund, Groveland Capital is entitled to (1) an allocation of a portion of profits, if any, and (2) a management fee based upon a percentage of total capital.

Other than the foregoing agreements and arrangements, and the Joint Filing Agreement filed as Exhibit 1 to the initial Schedule 13D, as filed on August 18, 2014, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer.

Item 7.                          Material to be Filed as Exhibits.

Exhibit No.	Description

1	Joint Filing Agreement.*

2	Information Regarding Air T Executive Officers and Directors.*

3	Standstill Agreement dated as of November 8, 2014.*

4	Standstill Agreement dated as of December 5, 2015.*

5	Letter dated as of August 4, 2016.

* Previously filed

CUSIP NO. 45765Y105	Page 11 of 11 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:            August 5, 2016

AIR-T, INC. By: /s/ Nicholas J. Swenson Nicholas J. Swenson Chief Executive Officer
GROVELAND CAPITAL LLC By: /s/ Nicholas J. Swenson Nicholas J. Swenson Managing Member
GROVELAND HEDGED CREDIT FUND LLC By: /s/ Nicholas J. Swenson Nicholas J. Swenson Managing Member
/s/ Nicholas J. Swenson Nicholas J. Swenson